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08029590

ES
:ECOMMISSION
,_.-. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~HIGHLAND SECURITIES CORPORATI~~ON ~~dba~~ GRIFFIN CAPITAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 ROSECRANS AVENUE, SUITE 3290

(No. and Street)

EL SEGUNDO, CALIFORNIA 90245

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN A. SHIELDS 310/297-9700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

APR 1 4 2008

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP

(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 4 2008
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGHLAND SECURITIES CORPORATION dba GRIFFIN CAPITAL, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DEBI CALLARI
Commission # 1658253
Notary Public - California
Los Angeles County
My Comm. Expires Apr 14, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP [70]

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

CONTENTS

Page

GH&J

GREEN HASSON & JANKS LLP

BUSINESS ADVISORS AND CPAs

-Since 1953-

INDEPENDENT AUDITORS' REPORT

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying statement of financial condition of Highland Securities Corporation dba Griffin Capital, as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Securities Corporation dba Griffin Capital, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 20, 2008
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS:				
Cash			$	135,346
Marketable Securities				14,442
Other Receivable				600
TOTAL ASSETS			$	150,388

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES				
Income Tax Payable			$	2,800
STOCKHOLDER'S EQUITY:				
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$	5,000		
Additional Paid-In Capital		152,763		
Accumulated Deficit		(10,175)		
TOTAL STOCKHOLDER'S EQUITY				147,588
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	150,388

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF INCOME
Year Ended December 31, 2007

REVENUES		$ -
EXPENSES:		
Bank Charges	$ 45	
Dues and Subscriptions	150	
Professional Fees	9,000	
Taxes, Licenses and NASD Fees	3,198	
TOTAL EXPENSES		12,393
LOSS FROM OPERATIONS		(12,393)
OTHER INCOME:		
Miscellaneous Income - Other	35,002	
Interest and Dividend Income	4,964	
Unrealized Gain on Investments	1,455	
TOTAL OTHER INCOME		41,421
INCOME BEFORE PROVISION FOR INCOME TAXES		29,028
Provision for Income Taxes		4,400
NET INCOME		$ 24,628

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2007

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance at January 1, 2007	5,000	$ 5,000	$ 152,763	$ (34,803)	$ 122,960
Net Income	-	-	-	24,628	24,628
BALANCE AT DECEMBER 31, 2007	5,000	$ 5,000	$ 152,763	$ (10,175)	$ 147,588

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	24,628
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized Gain on Investments		(1,455)
Decrease in Other Assets		11,000
Increase in Income Tax Payable		2,800
NET CASH PROVIDED BY OPERATING ACTIVITIES		36,973
NET INCREASE IN CASH		36,973
Cash - Beginning of Year		98,373
CASH - END OF YEAR	$	135,346
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid During the Year for Income Taxes	$	800

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Highland Securities Corporation dba Griffin Capital, (the company) is primarily engaged in the business of brokering private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

The company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the company limits its dealer transactions to the purchase, sale and redemption of redeemable securities of registered investment companies or participation in an insurance company separate account. The broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies or participation in an insurance company separate account. The company is required to transmit all funds and securities promptly and not to hold funds or securities for, or owe money to, customers.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) INVESTMENTS

Trading securities, comprised of marketable equity securities, are recorded at fair value based on trading in the public market.

(d) REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction. Expenses related to an individual private placement are capitalized and recognized as a cost of the transaction upon recognition of the related revenue. Expenses related to transactions which are abandoned are recognized at the date of abandonment.

(e) INCOME TAXES

Income taxes are provided based on income reported in the financial statements adjusted for transactions that do not enter into the computation of income taxes payable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) RECENT ACCOUNTING PRONOUNCEMENT

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken, or expected to be taken, on a tax return. FIN 48 was initially effective for fiscal years beginning after December 15, 2006. The implementation date for non-public corporations for FIN 48 has been delayed and is now effective for fiscal years beginning after December 15, 2007. If there are changes in net assets as a result of the application of FIN 48, these will be accounted for as an adjustment to retained earnings. The company expects to adopt FIN 48 effective January 1, 2008 and has not currently determined the impact of FIN 48 on its financial position and results of operations.

NOTE 2 - INVESTMENTS

The company's investments are summarized as follows at December 31, 2007:

	Cost	Gross Unrealized Gain	Fair Value at December 31, 2007
Trading Securities:			
Common Stock	$ 12,987	$ 1,455	$ 14,442

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the company had net capital of $145,422 which is $140,422 in excess of its required net capital of $5,000.

NOTE 4 - INCOME TAXES

The provision for income taxes is comprised of the following:

Current - Federal	$	2,400
Current - State		2,000
PROVISION FOR INCOME TAXES	$	4,400

The company utilized a net operating loss for federal and state tax purposes of approximately $12,000 and $5,000, respectively.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs
-Since 1953-

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying financial statements of Highland Securities Corporation dba Griffin Capital, as of and for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

February 20, 2008
Los Angeles, California

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

NET CAPITAL:		
Total Stockholder's Equity	$	147,588
15% Haircut on Security Positions		(2,166)
NET CAPITAL	$	145,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	140,422
Excess Net Capital at 1500%	$	145,235
Excess Net Capital at 1000%	$	145,142
Ratio: Aggregate Indebtedness to Net Capital		1.93%

See Independent Auditors Report on Supplemental Information

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2007

Net Capital as Reported in the Company's Focus Report Part II	$	150,387
Net Capital Per Schedule I		145,422
DIFFERENCE	$	4,965
Excess Net Capital as Reported in Company's Focus Report Part II	$	145,387
Excess Net Capital Per Schedule I		140,422
DIFFERENCE	$	4,965

See Independed Auditors' Report on Supplemental Information

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

See Independent Auditors' Report on Supplemental Information

GH&J

GREEN HASSON & JANKS LLP

BUSINESS ADVISORS AND CPAs

-Since 1953-

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Highland Securities Corporation
dba Griffin Capital

In planning and performing our audit of the financial statements and supplemental schedules of Highland Securities Corporation dba Griffin Capital, (the company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310)-873-6600 | www.ghjadvisors.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

February 20, 2008
Los Angeles, California

END